Exhibit A

CERAGON

SETTING THE RECORD STRAIGHT

AVIAT CLAIMS:	FACTS:
✕ "Ceragon has done everything possible to Avoid striking a deal with Aviat..." (7.21.22)	**April 25, 2022 (Two months prior to meeting with Ceragon):** Unbeknownst to Ceragon, Aviat stealthily buys Ceragon shares in preparation for a hostile attack **June 22, 2022:** Ceragon and Aviat meet to discuss the terms of an acquisition of Ceragon • Aviat management team committed to sending Ceragon diligence request list • Aviat never sent the due-diligence checklist **June 28, 2022 (Six days after meeting with Ceragon):** Without warning, Aviat launches a hostile bid of $2.80 per share and attempts to takeover Ceragon's Board **It is now clear that Aviat's disingenuous positioning at the June meeting was merely a ruse for Aviat's low-ball, highly conditional bid**
✕ "[Aviat] has the financing capability to complete [a transaction]" (7.21.22)	Aviat has not provided any evidence that they are capable of financing a transaction in the current market environment in which leveraged transactions frequently have been cancelled Aviat has **never** provided evidence of financing with a firm dollar amount that was not highly conditional and subject to market conditions Aviat has not shown sources demonstrating how it would finance an acquisition of Ceragon
✕ "... [Aviat's] proposal provides compelling immediate and certain value." (6.27.22)	The $2.80 value indicated is well below the value of the Company Our largest shareholder, JDS Capital, many other shareholders that we have spoken with, independent research analysts and the financial analysis from our independent financial advisor **all agree** that Ceragon's value is much higher than the value you have purported to offer Fails to mention to Ceragon shareholders that its purported proposal was designed to provide almost all of benefit from a combination of the companies to Aviat shareholders only
✕ "[Ceragon's] board members dug in their heels resorting to delay tactics that seem intended to keep their board seats and jobs..." (7.12.22)	Ceragon has never opposed a **fairly-valued** transaction with Aviat or anyone else, and will consider all opportunities to enhance shareholder value We are open to a potential combination with Aviat that delivers full, fair and certain value to Ceragon's shareholders Absent significantly improved value and deal certainty, we can only continue to believe that Aviat's goals are to disparage Ceragon and disrupt and damage our business and to take control of our Board in an effort to bypass negotiations of a transaction that would deliver full, fair and certain value to Ceragon's shareholders
✕ "We have proposed to... elect five highly qualified, independent directors who will be better able to represent the interests of all Ceragon shareholders..." (7.18.22)	Aviat's goal is to put its hand-selected, inexperienced Board nominees in charge of its principal competitor (when Ceragon is taking market share from Aviat) and to force an acquisition of Ceragon at a deeply depressed price - thus depriving Ceragon shareholders of full, fair and certain value to the benefit of Aviat shareholders Aviat's nominees would leave Ceragon with a weak, inexperienced Board that will not be able to effectively oversee the Company's strategy Moreover, Aviat has launched this action in a way that would violate our Articles of Association - as they are not permitted to nominate five directors at the EGM

APRIL 25	JUNE 22	JUNE 28
Aviat stealthily accumulates Ceragon shares	**Ceragon Bd. and Mgmt. meet with Aviat to discuss a combination**	**Six days after meeting with Ceragon, without warning, Aviat launches a hostile bid**

It is now clear that Aviat's disingenuous positioning at the june meeting was merely a ruse for Aviat's low-ball,highly conditional bid

CERAGON URGES ITS SHAREHOLDERS TO PROTECT THEIR INVESTMENT BY VOTING THE WHITE PROXY CARD "AGAINST" AVIAT'S ATTEMPT TO TAKE CONTROL OF THE BOARD

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains statements that constitute "forward-looking statements" within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Ceragon intends forward-looking terminology, such as believes, expects, may, will, should, anticipates, plans or similar expressions to identify forward-looking statements, or other comparable terminology, although not all forward-looking statements contain these identifying words. Such statements are subject to certain risks and uncertainties, which could cause Ceragon's actual results to differ materially from those projected in such forward-looking statements. Such risks and uncertainties include, but are not limited to, those that are described in Ceragon's most recent Annual Report on Form 20-F and as may be supplemented from time to time in Ceragon's other filings with the SEC, all of which are expressly incorporated herein by reference. Forward-looking statements relate to the date initially made, and Ceragon undertakes no obligation to update them. Ceragon's public filings are available on the Securities and Exchange Commission's website at www.sec.gov, and may also be obtained from Ceragon's website at www.ceragon.com.